WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
April 16, 2008
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2007
Form 10-Q for the Quarter Ended December 31, 2007
File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to the comments of Ms. Sasha S. Parikh of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephone conversation with Mr. Iain M. Brown, VP Finance of Alkermes, Inc. (“Alkermes” or the “Company”), on April 3, 2008, in which the Staff made comments with respect to the Company’s response letter dated March 10, 2008 (the “Response Letter”). The Response Letter was prepared in response to comments of the Staff as set forth in the Commission’s letter dated February 26, 2008 (the “Comment Letter”) to Mr. James M. Frates, SVP, CFO and Treasurer of Alkermes, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007. The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.
Form 10-K for the Fiscal Year Ended March 31, 2007
Rensselear Polytechnic Institute, F-34
Comment 1
1.	Please expand your disclosure to quantify the non-refundable upfront payment made to RPI as well as the annual fees and the aggregate potential milestone payments under the agreement. Also tell us what consideration was given to include this information as part of your contractual obligations disclosure on page 56.
Response 1
     The Company proposes to expand its disclosure regarding the collaborative arrangement with Rensselear Polytechnic Institute (“RPI”) in its Annual Report on Form 10-K for the fiscal year ended March 31, 2008 as follows:
“Under the terms of the agreement, Rensselear Polytechnic Institute (“RPI”) granted the Company an exclusive worldwide license to certain patents and patent applications relating to its compounds designed to modulate opioid receptors. The Company will be responsible for the continued research and development of any resulting product candidates. The Company paid RPI a nonrefundable upfront payment of $0.5 million and is obligated to pay annual fees of up to $150,000, and tiered royalty payments of between 1% and 4% of annual net sales in the event any products developed under the agreement are commercialized. In addition, the Company is obligated to make milestone payments in the aggregate of up to $9.1 million, upon certain agreed-upon development events. All amounts paid
CONFIDENTIAL TREATMENT REQUESTED

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
April 16, 2008

to RPI under this license agreement have been expensed and are included in research and development expenses.”
     However, the Company does not intend to include the potential annual fees and milestones payable to RPI in its contractual obligations disclosure, as payment of these potential fees and milestones is contingent upon the occurrence of certain future events. These potential payments have been excluded since their timing and likelihood is unknown, as they are linked to the successful development of one or more pharmaceutical products that may or may not occur. In addition, it is worth noting that the Company has the contractual right to terminate its agreement with RPI, at any time, and in the event of this termination, the Company would have no further obligation to pay royalties, annual fees or milestone payments to RPI.
     To further address the obligations under the agreement, the Company proposes to add the following to its contractual obligations disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2008:
“We enter into license agreements with third parties that may require us to make royalty, milestone or other payments that are contingent upon the occurrence of certain future events linked to the successful development and commercialization of pharmaceutical products. Certain of the payments may be contingent upon the successful achievement of an important event in the development life cycle of these pharmaceutical products, which may or may not occur. If required by the agreements, we may make royalty payments based upon a percentage of the sales of a pharmaceutical product if regulatory approval to market this product is obtained and the product is commercialized. Because of the contingent nature of these payments, we have not attempted to predict the amount or period in which such payments would possibly be made and thus they are not included in the table of contractual obligations.”
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Results of Operations, page 17
Comment 2
2.	Please provide a better discussion as to what revenues you include as expected revenues under this agreement including whether this includes all payments through the end of the agreement. Include any consideration given to the ability to reasonably estimate the total expected revenues under this arrangement given the inherent uncertainty in the outcomes of these types of arrangements.
Response 2
     As discussed in the Company’s Response Letter, in its determination of revenue earned under the development and license agreement and related agreements with Amylin Pharmaceuticals, Inc. (“Amylin”), the Company applied a proportional performance model whereby revenue is recognized in an amount equal to the lesser of the amount due under the agreements, or an amount based on the proportional performance to date.
     Through December 2007, the Company estimated total expected revenues under the agreements to be [*], which included payments due for work already performed of [*] and expected future payments of [*]. These expected future payments included [*] related to ongoing development activities and a [*] milestone payment due upon [*] in the United States (“U.S.”) of a product developed under the agreements, which is expected to be exenatide once weekly.
     The [*] in expected future payments relate to ongoing development activities to be performed by the Company, including the manufacture of clinical supplies, process scale-up, process validation and assisting with the preparation of the chemistry, manufacturing and controls section of the New Drug Application (“NDA”) for exenatide once weekly. The Company is paid for these services at an hourly full-
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WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
April 16, 2008

time equivalent (“FTE”) rate, negotiated between the Company and Amylin. The estimate of future payments for these activities, which are expected to be substantially complete by [*], is based upon detailed development plans agreed between the Company and Amylin. The Company believes that these detailed development plans provide a reasonable estimate of the future payments to be received under the agreements, due to the significant experience of the companies in defining and completing the type of activities noted above, the fact that a number of these activities have already been initiated, and the relatively short time to completion of these activities.
     The Company included the [*] milestone within the expected future payments because it believes that it is reasonably likely that exenatide once weekly will be [*] in the U.S. This determination is based on: the success of the product in the clinic, most notably positive results from announced phase 3 clinical trials; the fact that exenatide once weekly is a long-acting formulation of a compound that has already been approved by the U.S. Food and Drug Administration (“FDA”); and the Company’s past experiences in obtaining regulatory approvals of its products using similar technologies.
     In October 2007, the Company, Amylin and Eli Lilly and Company announced positive results from a phase 3, 30-week comparator study of exenatide once weekly and BYETTA® injection taken twice daily in patients with type 2 diabetes. Exenatide once weekly met the primary study endpoint in demonstrating a greater reduction in A1C than BYETTA and demonstrating significant weight loss, both key measures of success in the management of type 2 diabetes. The results of this phase 3 clinical trial will be included in the NDA for exenatide once weekly that will be submitted to the FDA. Amylin has disclosed in its public filings that it anticipates this regulatory submission will be made to the FDA by the end of the first half of 2009.
     Exenatide once weekly is a long-acting formulation of Amylin’s exenatide. BYETTA is a twice-daily injectable formulation of Amylin’s exenatide and was approved by the FDA in April 2005.
     Exenatide once weekly uses one of the Company’s proprietary extended release technologies. As evidence of the Company’s past experiences in obtaining regulatory approvals of its products using similar technologies, it has previously obtained FDA approval of three drugs that use its proprietary extended release technologies: VIVITROL®, an extended-release formulation of naltrexone for the treatment of alcohol dependence, was approved by the FDA in 2006; RISPERDAL® CONSTA®, an extended-release formulation of RISPERDAL® for the treatment of schizophrenia, was approved by the FDA in 2003; and NUTROPIN DEPOT®, an extended-release formulation of recombinant human growth hormone (rhGH), was approved by the FDA in 1999.
     In addition to the payments discussed above, the only other milestone payment the Company is entitled to receive is a [*] milestone payment upon [*] in a major European market country of a product developed under the Amylin development and license agreement. This milestone payment has not been included in expected revenues. The Company believes that achievement of this milestone will not occur at least until after FDA approval is received for this product, which itself is a contingent event, and accordingly achievement of this milestone, which also requires [*] appropriate European regulatory authorities, is both a more contingent and more distant event.
* * * *
CONFIDENTIAL TREATMENT REQUESTED

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY AN ASTERISK*), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Securities and Exchange Commission
April 16, 2008

     The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the U.S.
     If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 583-6127.

Sincerely,
/s/ James M. Frates
James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer

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